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                             February 12, 2024

       Roberta Brzezinski
       Chief Executive Officer
       Capitalworks Emerging Markets Acquisition Corp
       c/o Ellenoff Grossman & Schole LLP
       1345 Avenue of the Americas
       New York, NY 10105

                                                        Re: Capitalworks
Emerging Markets Acquisition Corp
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed January 31,
2024
                                                            File No. 001-41108

       Dear Roberta Brzezinski:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed January 31, 2024

       Risk Factors, page 14

   1. We note that you are seeking to extend your termination date to March 3, 2025, a date which is 39 months from
your initial public offering. We also note that you are listed on
                                                        The Nasdaq Capital
Market and that Nasdaq IM-5101-2 requires that a special purpose acquisition company
complete one or more business combinations within 36 months of the effectiveness of
its IPO registration statement. Please revise to explain that the proposal to extend your
termination deadline to March 3, 2025 does not comply with this rule and to address the
risks of your non-compliance with this rule, including that your securities may be
subject to suspension and delisting from The Nasdaq Capital Market.
 Roberta Brzezinski
FirstName LastNameRoberta Brzezinski
Capitalworks Emerging Markets Acquisition Corp
Comapany12,
February  NameCapitalworks
             2024           Emerging Markets Acquisition Corp
February
Page 2 12, 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 or David Link at 202-551-3356 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Adam Berkaw, Esq